United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale announces shareholder remuneration

Rio de Janeiro, February 19th, 2025 – Vale S.A. ("Vale" or "Company") informs that its Board of Directors approved on this date the distribution of dividends in the total gross amount of R$ 2.141847479 per share, fixed according to the balance sheet of December 31st, 2024, which includes the remuneration established in the Company’s Shareholder Remuneration Policy1.

The record date for payment of dividends to holders of shares issued by Vale and traded on B3 will be March 7th, 2025, and the record date for payment of dividends to holders of American Depositary Receipts ("ADRs") traded on the New York Stock Exchange ("NYSE") will be March 10th, 2025. Vale’s shares will start trading ex-dividends on B3 and NYSE from March 10th, 2025.

The Company also informs that it will proceed with the payment of interest on capital in the gross amount of R$ 0.520530743 per share2, already resolved by the Board of Directors, as per press releases on November 28th, 20243, and December 11th, 20244. The record date for the payment of interest on capital to holders of shares issued by Vale and traded on B3 was December 11th, 2024, and to holders of ADRs traded on NYSE was December 12th, 2024.

Payment of dividends and interest on capital will occur on March 14th, 2025. Holders of ADRs will be paid through Citibank N.A., the ADR depositary agent, starting on March 21st, 2025. The amount per share to be paid in the form of dividends to be paid per share may vary slightly until the record dates due to the share buyback program, which impacts the number of shares held in treasury. If applicable, the Company will release a Notice to Shareholders informing the final amount per share.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

1 Discounting the amount declared on November 28, 2024, as Interest on Capital, as per the Press Release titled “Vale announces shareholder remuneration”, available here.

2 Gross amount subject to taxes.

3 With the title “Vale announces shareholders remuneration”, available here.

4 With the title “ Vale confirms final earnings per share”, available here.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 19, 2025		Director of Investor Relations